  EXHIBIT 99.1

CANAGOLD ANNOUNCES LAUNCH OF GUARANTEED RIGHTS OFFERING

October 28, 2022, Vancouver, B.C. – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the “Company” or “Canagold”), is pleased to announce additional financing plans in order to complete the feasibility study on the New Polaris project, advance the permitting process, meaningfully engage with the Company’s stakeholders and fulfill Canagold’s strategic plan for 2023.

After careful consideration of various financing alternatives, the Company believes that a right offering extended to all existing shareholders, provides the best and most democratic opportunity for all existing shareholders participating in the Company’s financing. The rights offering will provide an equal opportunity to all existing shareholders to continue playing a significant part in the future growth of Canagold as it advances the New Polaris project towards feasibility and permitting, with the ultimate aim of re-building the New Polaris mine in northern BC.

By participating in the rights offering, shareholders have an opportunity to protect their equity position in Canagold against dilution. The Company would like to encourage all shareholders to contact the Company with any questions related to the rights offering using the contact information provided at the bottom of this news release. Additional information will be mailed to shareholders in due time.

Canagold will be proceeding with a guaranteed rights offering to raise gross proceeds of $7,985,215. The Company will be offering 91,259,596 rights (the “Rights”) to holders of its common shares (the “Shareholders”) at the close of business on the record date of November 10, 2022 (the “Record Date”) on the basis of one (1) right for each one (1) common share held (the “Rights Offering”). Each two (2) Rights will entitle the holder to subscribe for one common share of the Company (a “Share”) upon payment of a subscription price of $0.175 per Share. Pricing of the rights offering is mandated by TSX rules which require the Company to offer all existing shareholders a significant discount to purchase new Company shares at a discount of not less than 25% of Company’s 5 days Volume-Weighted Average Price (“VWAP”) in order to provide a meaningful incentive to all shareholders to participate in the financing. The pricing reflects the minimum discount required by the TSX, based on Company’s 5 days VWAP of $0.232804 per share. Upon completion of the Rights Offering and assuming all Rights are exercised, the Company will have 136,889,334 Shares outstanding, of which the Shares issued under the Rights Offering represent 33.33%.

Sun Valley Investments AG (“Sun Valley”), an “insider” and “related party” (as such terms are defined under applicable securities laws) of the Company and the Company’s largest shareholder, has advised the Company that it intends to exercise, subject to relevant restrictions, all of its basic subscription privileges. The Company has also entered into a standby guaranty agreement with Sun Valley, pursuant to which Sun Valley has agreed to purchase all of the Shares issuable under the Rights Offering which remain unsubscribed under the basic subscription privilege and the additional subscription privilege (the “Standby Guaranty”). Currently, Sun Valley hold 21,490,371 common shares representing 23.55% of the Company’s total issued and outstanding common shares. If Sun Valley acquires all of the Shares under the Standby Guaranty, Sun Valley will hold 67,120,169 Shares of the Company representing 49.03% of the Company’s total issued and outstanding common shares. after the rights offering completion.

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In August 2022, the Company obtained a bridge loan of $2,500,000 (the “Bridge Loan”) from Sun Valley as an advance payment for the Standby Guaranty. The Bridge Loan is unsecured, bearing interest at the rate of 5.5% per annum, is payable upon the earlier of (i) the completion of the Rights Offering, (ii) 12 months after the date of the Bridge Loan agreement and (iii) the termination of the Standby Guaranty.

It is expected that the Rights will trade on the TSX under the symbol “CCM.RT” commencing on or about November 10, 2022 and will trade until 2:00 p.m. (Pacific Standard Time) on or about December 9, 2022 (the “Expiry Time”), after which time unexercised rights will be void and of no value. Shareholders who fully exercise their rights under the basic subscription privilege will be entitled to subscribe for additional Shares, if available as a result of unexercised rights prior to the Expiry Time, subject to certain limitations as set out in the Company’s Rights Offering circular dated October 27, 2022 (the “Circular”), which will be filed on SEDAR under Canagold’s profile at www.sedar.com. The Company expects to close the Rights Offering on or before December 30, 2022.

The Rights will be offered to Shareholders resident in (ii) each state of the United States (excluding Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin), and (iii) in Canada excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the such jurisdiction or the filing of any document by the Company in the such jurisdiction in connection with this offering (collectively, the “Eligible Jurisdictions”).

Accordingly, and subject to the detailed provisions of the Circular, Rights DRS statements (the “Rights Statements”) and subscription forms will not be mailed to Shareholders resident outside of the Eligible Jurisdictions, unless such Shareholders are able to establish to the satisfaction of the Company that they are eligible to participate in the Rights Offering. Registered shareholders who wish to exercise their rights must forward the completed subscription form, together with the applicable funds, to the rights agent, Computershare Investor Services Inc. (the “Rights Agent”), on or before the Expiry Time. Shareholders who own their common shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary. Shareholders who fully exercise their rights will be entitled to subscribe pro rata for additional Shares not otherwise purchased, if any, as a result of unexercised rights prior to the Expiry Time, subject to certain limitations set out in the Circular.

After December 2, 2022 the Rights Agent will attempt, on a commercially reasonable basis, to sell the Rights of ineligible Shareholders (other than those shareholders from whom the Company accepts subscriptions) over the facilities of the TSX. The Rights Agent will mail cheques representing the net proceeds, without interest, from such sales.

The proceeds of the Rights Offering are expected to be used to repay the Bridge Loan, to advance the Company’s properties and for working capital purposes.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project to production. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. Canagold has access to a team of technical experts who can help unlock significant value for all Canagold shareholders.

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On behalf of the Board of Directors

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 604-416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the completion of the Rights Offering, future performance of Canagold, and the Company’s plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “has proven”, “expects” or “does not expect”, “is expected”, “potential”, “appears”, “budget”, “scheduled”, “estimates”, “forecasts”, “at least”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company’s ability to continue as a going concern; the Company’s ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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